CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 8)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WorldWater and Solar Technologies Corp.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          109,092,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            109,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         109,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         37.22%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 293,114,768 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).


                                       2
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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          109,092,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            109,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         109,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         37.22%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 293,114,768 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).


                                       3
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CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          109,092,500
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            109,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         109,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         37.22%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 293,114,768 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106

Item 1.

         This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on March 21, 2007, Amendment No. 2 to
Schedule 13D filed on June 6, 2007, Amendment No. 3 to Schedule 13D filed on July 6, 2007, Amendment No. 4 to Schedule 13D filed on October 5, 2007, Amendment No. 6 to Schedule 13D filed on February 15, 2008, and Amendment No. 7 to Schedule 13D filed on March 14, 2008. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 8 is being made to disclose the execution of a Securities Purchase Agreement dated June 27th in the form attached hereto as Exhibit "B" (the "Purchase Agreement"), between Emcore Corporation, a New Jersey corporation ("Emcore") and Reporting Persons, pursuant to which Reporting Persons (i) on July 3, 2008 purchased, for an aggregate price of $6,540,000, 1,000,000 shares of Issuer's Series D Convertible Preferred Stock ("Series D Preferred") and a warrant to purchase 100,000 shares of Series D Preferred at an exercise price of $3.17 per share, and (ii) on July 22, 2008 purchased, for an aggregate purchase price of $6,540,000, 1,000,000 shares of Series D Preferred and a warrant to purchase 100,000 shares of Series D Preferred at an exercise price of $3.17 per share subject to terms, conditions, and adjustments set forth therein.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 8, the Reporting Persons beneficially own 109,092,500 shares of Common Stock. This is represents a sum of
(i) 49,902,500 shares of Common Stock (including 39,700,000 shares of Common Stock issued on July 3, 2008 upon conversion of the 19,700 shares of Series E Convertible Preferred Stock and 20,000 shares of Series F Convertible Preferred Stock previously held by Reporting Persons), (ii) 2,000,000 shares of Series D Preferred, which are currently convertible into 20,000,000 shares of Common Stock, purchased from Emcore pursuant to the Purchase Agreement, and (iii) currently exercisable warrants to purchase up to 40,000,000 shares of Common Stock. The foregoing represents 37.22% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10Q filed on May 15, 2008 and after giving effect to the conversion of the Series E and F and the currently exercisable Series D Preferred and Warrants).

         (b) The Reporting Persons have shared voting and dispositive power with respect to 109,092,500 shares of Common Stock (see Item 5 for a more detailed explanation). Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) Since Amendment No. 7 to Schedule 13D filed on March 14, 2008, the Reporting Persons acquired, on July 3, 2008, 1,000,000 shares of the Issuer's Series D Preferred and a warrant to purchase an additional 100,000 shares of Series D Preferred for an aggregate purchase price of $6,540,000of the execution of a Securities Purchase Agreement dated June 27th in the form attached hereto as Exhibit "B" (the "Purchase Agreement"), between Emcore Corporation, a New Jersey corporation ("Emcore") and Reporting Persons, pursuant to which Reporting Persons (i) on July 3, 2008 purchased, for an aggregate price of $6,540,000, 1,000,000 shares of Issuer's Series D Convertible Preferred Stock ("Series D Preferred") and a warrant to purchase 100,000 shares of Series D Preferred at an exercise price of $3.17 per share in the form attached hereto as Exhibit "C", and (ii) on July 22, 2008 purchased, for an aggregate purchase price of $6,540,000, 1,000,000 shares of Series D Preferred and a warrant to purchase 100,000 shares of Series D Preferred at an exercise price of $3.17 per share in the form attached hereto as Exhibit "D" .

         (d) Not applicable.


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CUSIP No. 98155N106


         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Securities Purchase Agreement dated June 27, 2008.


Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 8 to
                     Schedule 13D.

         Exhibit B:  Securities Purchase Agreement dated June 27, 2008.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  August 8, 2008           /s/ David Gelbaum
                                 -----------------------------------------------
                                 David Gelbaum, Co-Trustee of The Quercus Trust


                                 /s/ David Gelbaum, as Attorney-In-Fact
                                     for Monica Chavez Gelbaum
                                 -----------------------------------------------
                                 Monica Chavez Gelbaum, Co-Trustee
                                 of The Quercus Trust


                                 /s/ David Gelbaum
                                 -----------------------------------------------
                                 The Quercus Trust, David Gelbaum, Co-Trustee
                                 of The Quercus Trust

CUSIP No. 98155N106

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 8 TO SCHEDULE 13D
       -------------------------------------------------------------------


         The undersigned agree that the Amendment No. 8 to the Schedule 13D with respect to the Common Stock of WorldWater and Solar Technologies Corp. is a joint filing being made on their behalf.


Dated:  August 8, 2008           /s/ David Gelbaum
                                 -----------------------------------------------
                                 David Gelbaum, Co-Trustee of The Quercus Trust


                                 /s/ David Gelbaum, as Attorney-In-Fact
                                     for Monica Chavez Gelbaum
                                 -----------------------------------------------
                                 Monica Chavez Gelbaum, Co-Trustee
                                 of The Quercus Trust


                                 /s/ David Gelbaum
                                 -----------------------------------------------
                                 The Quercus Trust, David Gelbaum, Co-Trustee
                                 of The Quercus Trust

                                    EXHIBIT B


                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

         THIS SECURITIES PURCHASE AGREEMENT (the "AGREEMENT") is entered into as of June 27, 2008 (the "EFFECTIVE DATE"), by and between The Quercus Trust ("BUYER") and Emcore Corporation, a New Jersey Corporation ("SELLER").


                                    RECITALS

         WHEREAS, Seller desires to sell to Buyer that certain number shares of Series D Convertible Preferred Stock (the "SHARES") and warrants to purchase additional shares of Series D Preferred Stock (the "WARRANTS", and together with the Shares, the "SECURITIES") of WorldWater & Solar Technologies Corp., a Delaware corporation (the "COMPANY"), and Buyer desires to purchase such Securities from Seller, all in accordance with the terms and conditions set forth in this Agreement.


                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

         1.  SALE OF SECURITIES.

                  1.1 FIRST CLOSING. Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, 1,000,000 Shares of Series D Convertible Preferred and 100,000 Warrants to purchase Shares of Series D Convertible Preferred for an aggregate purchase price of $6,540,000.

                  1.2 SECOND CLOSING. At the second closing (the "SECOND CLOSING") which shall be no later than July 31, 2008, Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, 1,000,000 Shares of Series D Convertible Preferred and 100,000 Warrants to purchase Series D Convertible Preferred for an aggregate purchase price of $6,540,000.

         2.  DELIVERABLES.

                  2.1 At each Closing, Buyer will deliver to Seller the purchase price paid by cash, check or wire transfer. The purchase price will constitute the entire consideration to be paid by Buyer to Seller for the Shares purchased at the applicable Closing.

                  2.2 Within three (3) days after each Closing, or such other time as the parties agree, Buyer will (a) deliver to the Company's transfer agent (the "TRANSFER AGENT") a stock power (the "STOCK POWER"), in the form attached hereto as EXHIBIT A, in respect of the Shares owned by Seller, fully endorsed for transfer to Buyer; and (b) deliver to the Company, or the Company's transfer agent, as applicable, a Warrant Assignment assigning the Warrants to Buyer. Seller has, or will have, prior to each Closing, delivered to the Transfer Agent the original stock certificate and warrant certificate which include the Securities to be sold to Buyer. Pursuant to the terms of this Agreement, Seller shall request that, upon the Transfer Agent's receipt of such Stock Power and Warrant Assignment, the Transfer Agent shall (1) issue and deliver to Buyer a duly executed stock certificate representing the total number of Shares transferred to Buyer in the agreement, (2) issue and deliver to Buyer a duly executed warrant certificate representing the total number of Warrants transferred to Buyer in the agreement, and (3) issue and deliver to Seller duly executed stock certificate(s) and warrant certificate(s) representing the balance of the Shares and Warrants owned by Seller after the Effective Date.

         3. SELLER'S REPRESENTATIONS. Seller represents and warrants to Buyer and the Company as follows:

                  3.1 Seller owns the Securities beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a "LIEN") and has full power, authority and capacity to transfer and dispose of all the Securities free and clear of any Lien. Upon the payment for and delivery of the Securities as provided in this Agreement, Buyer will acquire good and valid title to the Securities free and clear of any Lien.

                  3.2 The execution and delivery of this Agreement by Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

                  3.3 No broker or finder has acted directly or indirectly for Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Seller.

                  3.4 This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

                  3.5 Seller's transfer of the Securities to Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

                  3.6 Seller expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Securities or the transactions contemplated by this Agreement.

         4. BUYER'S REPRESENTATIONS. Buyer represents and warrants to Seller and the Company as follows:

                  4.1 Buyer has full power and authority to purchase the Securities from Seller in accordance with this Agreement.

                  4.2 Buyer understands that none of the Securities has been registered under the Securities Act. Buyer also understands that such Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act.

                  4.3 The execution and delivery of this Agreement by Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which Buyer is a party or by which he may be bound.

                  4.4 No broker or finder has acted directly or indirectly for Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Buyer.

                  4.5 This Agreement has been duly authorized, executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

                  4.6 Buyer is an "accredited investor," as that term is defined in Regulation D adopted pursuant to the Act.

                  4.7 Seller's transfer of the Securities to Buyer is exempt from the registration requirements of the Securities Act and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

                  4.8 The Securities to be acquired by Buyer from Seller as contemplated hereunder are being acquired for Buyer's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Securities will not be sold, transferred, pledged or otherwise disposed of by Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Company.

                  4.9 Buyer is sophisticated in financial matters as to be able to evaluate the risks and benefits of the investment in the Securities and make an informed investment decision.

                  4.10 Buyer has had an opportunity to ask questions and receive answers concerning the Company and the Securities and has had full access to such other information concerning the Company and the Securities as Buyer has requested. Buyer has also reviewed or has had an opportunity to review such other documents and information regarding the Company and its business as requested by Buyer to Buyer's satisfaction.

                  4.11 Buyer understands that the Seller is relying and will rely on the information and representations with respect to Buyer set forth in this Agreement as to whether the transfer of the Securities to Buyer qualifies for an exemption from the registration requirements under the Securities Act, and Buyer confirms that all such information is true and correct as of the date hereof.

                  4.12 Buyer understands that Buyer must bear the economic risk of his acquisition of the Securities for an indefinite period of time because
(1) the acquisition of Securities by Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Securities may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Securities is whether Buyer can afford a complete loss of such investment in the Company, and Buyer confirms that Buyer can afford a complete loss of such investment in the Company.

                  4.13 Buyer understands that the certificates evidencing the Securities will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Company's bylaws and/or stockholders' agreement, as in effect from time to time.

                  4.14 Buyer expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Securities or the transactions contemplated by this Agreement.

         5.  MISCELLANEOUS PROVISIONS.

                  5.1 Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

                  5.2 This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

                  5.3 Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

                  5.4 This Agreement will be construed and performed in accordance with the laws of the State of Delaware, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

                  5.5 This Agreement and the exhibits hereto constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

                  5.6 From and after the date of this Agreement, upon the request of Seller, Buyer or the Company, Seller or Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

                  5.7 The Company is an intended third party beneficiary of this Agreement and Buyer and Seller acknowledge and agree that the Company will rely and is intended to rely on the provisions, representations and agreements set forth herein. Other than the foregoing, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and the Company and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.


         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.


BUYER:

THE QUERCUS TRUST

/s/ David Gelbaum
-----------------
David Gelbaum, Trustee

SELLER:

EMCORE CORPORATION,
A NEW JERSEY CORPORATION

By: /s/ Reuben Richards
    -------------------
Name:  Reuben Richards
Title: Executive Chairman

                                    EXHIBIT A


                                   STOCK POWER


                  (STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE)

         FOR VALUE RECEIVED, EMCORE CORPORATION, hereby sells, assigns and transfers unto THE QUERCUS TRUST One Million (1,000,000) shares of Series D Preferred Stock of WorldWater & Solar Technologies Corp., a Delaware corporation (the "COMPANY"), standing in its name on the books of said Company, as represented by Certificate Nos. _________, and hereby irrevocably constitutes and appoints as Holder's attorney to transfer the shares on the books of the Company, with full power of substitution in the premises.



Dated:  ____________________


EMCORE CORPORATION


____________________________

Name:  _____________________


Title: _____________________


NOTE: The signature(s) to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever.